SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO
DALLAS
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WASHINGTON, D.C.

787 SEVENTH AVENUE
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TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com
FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
212-839-5795

WRITER'S E-MAIL ADDRESS
JNAIMARK@SIDLEY.COM

November 16, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-2
450 Fifth Street
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
File No. 82-4590

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), on behalf of the Issuer, enclosed please find a copies of the following documents:

1. Press Release, dated October 28, 2004, reporting, financial results for the third quarter 2004; and

2. Certain financial information for the quarter ended September 30, 2004 and 2003, together with a Statement from the Issuer's Chief Executive Officer, as reported to the *Bolsa Mexicana de Valores* and translated from Spanish into English;

This letter and the enclosed document are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please acknowledge receipt of this letter by stamping on the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

dlw 11/23

NY1 5623730v1

Please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5795.

Very truly yours,

J. Naimark

Jonathan Naimark

(Enclosure)

cc (w/o Enclosure): Jorge Girault Facha (G.Acción, S.A. de C.V.)
Lori Anne Czepiel

Third Quarter 2004

G.ACCION

Mexico City, October 28, 2004



Daimler Headquarters

G. Accion S.A. de C.V. ("G. Accion" or "the Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, specializing in the allocation of institutional investments in the real estate market, announced today its results for the third quarter and first nine-months period ended September 30, 2004. All figures are stated in accordance with generally accepted accounting principles in Mexico and are in constant pesos (Ps.) as of September 30, 2004. Due to rounding, some figures and/or percentages may slightly differ.

Highlights

- **EBITDA for the first nine months of 2004** reached Ps. 379 million, an increase of 4% compared to the same period of 2003
- **Net profit for the nine-month period** reached Ps. 71 million
- **Net interest coverage ratio** reached 2.47x for the first nine months of 2004 with a *debt coverage service (interest + capital)* of 2.10x
- G. Accion's **property portfolio available for leasing grew 7.2%, reaching over 8.3 million Sq. Ft.** compared to the area reported for the nine-month period ended September 30, 2003

Statement from the CEO

Luis Gutierrez Guajardo, G. Accion's CEO stated, "This year has been an important one for the Company, full of challenges and changes that have allowed us to participate in new sectors while continuing to satisfy our partners, clients and investors.

Within our strategic joint venture with Kimco, we continue to grow and analyzing new investment opportunities and initiating the development of shopping centers in the State of Mexico.

In our industrial joint venture with AMB, we continue to develop industrial facilities for inventory, which are greatly accepted by our potential clients in the San Martin Obispo area, in the State of Mexico.

In the housing sector, we have been well received by our clients and partners, which is reflected in the next delivery of our development Merida, located in Colonia Roma. To date, we are developing 904 units in various projects in Mexico City.

The sale of a large part of our industrial portfolio allowed us to liquidate our convertible debentures with The Peabody Group and reduce the Company's debt level by over 57%. These nine months reflect the results that confirm our commitment in the real estate industry with an EBITDA growth of 4%, net profit of Ps. $71 million, net interest coverage of 2.47x, as well as the continued growth of our real estate portfolio via our strategic alliances with AMB, Kimco and Grupo Lar."

Contacts:

In Mexico City:
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825

Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York:
Maria Barona /Peter Majeski
i-advize Corporate Communications
gaccion@i-advize.com
Tel: (212) 406-3690



Sony Corporate Office

Third Quarter 2004 Results

REVENUES

Revenues from leasing activity decreased 71% during the quarter, reaching Ps. 37 million compared to Ps. 127 million reported during the third quarter of 2003, mainly due to the sale of the industrial portfolio.

Revenue from sales reached Ps. 40 million reflecting the sale of the industrial portfolio and the construction progress of the housing developments.

During the third quarter ended September 30, 2004, **revenue from services to third parties** reached Ps. 75 million, versus Ps. 36 million reported during the same period of 2003, mainly reflecting revenue from strategic alliances as well as fees charged to tenants for breaking their office space lease arrangements.

As a result of the aforementioned events, **total revenues** reached Ps. 151 million, compared to Ps. 164 million reported for the same period of 2003.

GROSS INCOME

Gross income for the third quarter of 2004 was Ps. 96 million, a 22% decrease compared to the Ps. 123 million reported for the same quarter of 2003.

SG&A

Selling, general and administrative expenses, including wages and salaries paid to technical and administrative personnel, as well as corporate expenses for the Company and its subsidiaries, were Ps. 28 million, an increase compared to the same period of 2003, resulting principally from the extraordinary non-recurring events associated with the consolidation with Central Parking Systems Mexico as well as employee hirings and layoffs.

EBITDA

As a result of the above, EBITDA[1] for the third quarter of 2004 reached Ps. 68 million, down from the Ps. 108 million reported during the same quarter of 2003.

DEPRECIATION AND AMORTIZATION

Depreciation expenses decreased 32% reaching Ps. 21 million compared with Ps. 31 million reported during the third quarter of 2003.

Amortization expenses, which reflect account for sales and leasing commissions, were Ps. 2 million.

COMPREHENSIVE COST OF FINANCING

The integral cost of financing reached Ps. 8 million. Net interest reached Ps. 19 million. The exchange rate gain for the quarter reached Ps. 7 million, which is the result of an accounting effect and does not affect the Company's cash flow.

NET INCOME (LOSS)

As a result of the above, the Company reported a net profit of Ps. 8 million for the third quarter of 2004.

(1) EBITDA – Earnings before interest, taxes, depreciation and amortization.



San Martin I / Edomex
Ryder Capital

Nine Month 2004 Results

REVENUES

Revenues from leasing activity reached Ps. 289 million during the first nine months of 2004, a decrease of 26% compared to Ps. 392 million reported for the same period of 2003. This result reflects the sale of the industrial properties as well as the sale of a corporate building during the second quarter of 2004.

Revenue from sales was Ps. 76 million, compared to Ps. 5 million reported during the first nine months of 2003. 98% of revenue from sales is from housing development sales.

During the first half of 2004, figures reflect a non-recurring operation from the sale of an industrial portfolio that was acquired in 1999 via the Company's joint venture with The Peabody Group, which was for Ps.1,783 millones.

Revenue from services to third parties reached Ps. 137 million, an increase of 6% compared to Ps. 129 million reported for the same period of 2003. This resulted from a fees charged to tenants for breaking their office space lease arrangements and revenue from joint ventures..

As a result of the aforementioned events, **total revenue** reached Ps. 2,285 million for the nine-month period ended Septiembre 30, 2004 compared to Ps. 527 million reported for the same period of 2003.

GROSS INCOME

For the first nine months of 2004, gross income reached Ps. 446 million, an increase of 9% compared to Ps. 411 million reported during the first nine months of 2003. Gross margin, excluding the sale of the industrial portfolio reached 70.2%

SG&A

Selling, general and administrative expenses for the first nine months of 2004 increased 46% to Ps. 66 million, from Ps. 46 million reported for the same period of 2003. This was mainly due to a non-recurring adjustment in Central Parking System Mexico as well as employee hiring and layoffs.

EBITDA

As a result of the above-mentioned, EBITDA[1] for the first nine months ended September 30, 2004 was Ps. 379 million, an increase of 4% compared to Ps. 365 million reported for the same period of the previous year. EBITDA margin, excluding the sale of the industrial portfolio was 57%.

DEPRECIATION AND AMORTIZATION

Depreciation expenses reached Ps. 91 million, remaining relatively stable, compared to the same period of 2003.

Amortization expenses, which account for expenses for sales and leasing commissions to be paid during the life of the contract, decreased 24%, reaching Ps. 11 million.

(1) EBITDA – Earnings before interest, taxes, depreciation and amortization.



Edificio Torre Angel

COMPREHENSIVE COST OF FINANCING

For the first nine months of 2004 net interest registered Ps. 154 million. The fluctuation of the peso caused an exchange rate loss of Ps. 28 million, the result of an accounting effect that does not affect the Company's cash flow. The integral cost of financing with interest, exchange rate loss and monetary position was Ps. 129 million.

NET INCOME

As a result of the above, net income for the first nine months of 2004 was Ps. 71 million.

PER SHARE INFORMATION

Shares outstanding and issued: 125,540,698
EBITDA per share (9 months): Ps. 3.02
EPS (9 months): Ps. 0.57

CORPORATE EVENTS

- G.Accion announced the sale of the industrial portfolio and an office building formed since July 1999 with The Peabody Group. This sale was signed with Jones Lang LaSalle and institutional clients of LaSalle Investment Management ("LaSalle"), setting yet another record for real estate operations of this type in Mexico. The properties that make up this portfolio were acquired through the joint venture that G. Accion formed in July 1999 with Peabody, a real estate fund managed by O´Connor Capital Partners and JP Morgan Chase & Co., specializing in global real estate investments via alliances with local partners. As a result of this transaction, G. Accion cancelled its obligation in the form of debentures with Peabody, thereby reducing the Company's debt level, achieving a more simplified structure. This portfolio consists of 56 properties located in eleven cities throughout Mexico, totaling over 5.4 million Sq.Ft. of leaseable space, generating over US$30 million in annual net operating income.

- Within G.Accion's strategy, which seeks to allocate institutional investments to different segments of the real estate sector, while taking advantage of the activity present during the last few years in the middle-income and residential housing sector, the Company has begun investing in this sector with Grupo Lar, a Spanish company specializing in residential developments. Grupo Lar is initiating their operations in the Mexican market with G.Accion under a 50/50 joint venture, whereby G.Accion obtains a series of benefits, such as payment for services and for reaching pre-defined goals for each project. The strategy is based on seeking local partners with proven experience and talent, to invest in projects within the zones allowable in Mexico City. The local partner contributes 10% of the required investment while G.Accion and Grupo Lar provide the remainder.

G.ACCION

PROPERTY PORTFOLIO

As of September 30, 2004, the Company's management portfolio grew 7.2% to 8.3 billion Sq.Ft. from 7.7 billion Sq.Ft. reported September 30, 2003. This increase reflects the effects of property development. The vacancy rate of the office portfolio is 3%, which is below the market average of (20% +).

The following table provides a breakdown of the Company's property portfolio as of September 30, 2004:

Property / Market	M²	Sq. Ft.	Number of Buildings
OFFICES			
Estado de Mexico	2,500	26,910	1
Mexico City	81,790	880,380	7
INDUSTRIAL			
Estado de Mexico	41,460	446,273	3
Distrito Federal	22,001	236,817	2
Guadalajara	129,911	1,398,346	9
Hermosillo	17,467	188,018	1
Cd. Juarez	96,642	1,040,244	12
Matamoros	9,936	106,951	3
Monterrey	32,180	346,382	3
Queretaro	86,916	935,556	9
Reynosa	50,650	545,191	7
Saltillo	10,425	112,214	1
Tijuana	34,382	370,084	2
Chihuahua	20,251	217,983	1
Torreon	5,970	64,260	1
RETAIL			
Centro Insurgentes**	39,100	420,800	1
La Plaza Oriente	478	5,143	1
Pabellón Altavista	3,385	36,433	1
JOINT VENTURES			
AMB***	128,742	1,385,767	9
KIMCO (1)	21,898	235,713	1
TOTAL	**772,252**	**8,312,383**	**70**
LAND RESERVE			
Parque Opción (1st Parte)	174 hec.	430 acres	
Santa Fe V (Reserva)	17,791 M²	191,500 SqFt	
Santa Fe VI (Reserva)	4,831 M²	52,000 SqFt	

** G. Accion owns 20% of the property and manages 20% of its space.
*** Includes co-investment with AMB. G. Accion manages 10% of these properties.
(1) G. Accion owns 10% and Kimco owns 90%

TABLE 2 - SUMMARY AS OF 3Q04			
	3Q04*	3Q03	Change %
Total Occupancy Rate	89%	93%	(4%)
Total Property Portfolio Under Management	8,312,451**	7,754,703**	7.2%

* Includes Centro Insurgentes
** In Sq. Ft.

TABLE 3 - WEIGHTED AVERAGE LEASE TERM	
	September 30, 2004
Office Portfolio	5.66 years
Industrial Portfolio	4.51 years
Total Property Portfolio	4.18 years

PROPERTY DEBT SUMMARY AS OF SEPTEMBER 30, 2004

The Company's long-term debt decreased 0.64% quarter-over-quarter, mainly reflecting the sale of the industrial portfolio. G. Accion's properties are able to service their debt while maintaining an attractive yield.

G. Accion's debt is tied to a specific property and its corresponding lease agreements. During the first nine months of 2004, the net interest coverage ratio was 2.47x, reflecting G. Accion's ability to meet its financial obligations. As of September 30, 2004, the weighted average cost of all bank debt was 5.8%, taking into account the current 30-day LIBOR rate.

Table 4 - Debt (Figures as of September 30, 2004)

Institution	Currency	Amount
GE Capital	US $	70,088,315
Inverlat	US $	3,198,735
Banorte	US $	8,167,260
Total Debt (US$)		**81,454,310**

Institution	Currency	Amount
Bancomer	Mx. Ps.	16,753,372

Through our strategic partnership with AMB, in which G. Accion has a 10% interest, the following long-term debt financing has been assumed:

Institution	Currency	Amount
GE Capital	US $	16,503,989*

*G.Accion has a 10% of participation.

ABOUT THE COMPANY

G. Accion is the leading public real estate company in Mexico, overseeing an extensive property portfolio, of industrial, retail, corporate office and housing properties. Our mission is to be the prime vehicle to allocate institutional capital into the real estate sector in Mexico, providing real estate need-based solutions to domestic and international clients, through acquisition and development.

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country and industry and international markets, therefore they are subject to change.

CONFERENCE CALL

Monday, November 1, 2004

11:00am (New York Time)
10:00am (Mexico City Time)

Tel: (800) 967-7144 for U.S. Participants
Tel: (719) 457-2632 for International Participants

Access Code: G. Accion

Speakers

Héctor Ibarzábal (CFO and Executive Vice President)

A replay service will be available for 48 hours following the completion of the call.
To access the replay please dial:
Tel. (888) 203-1112 from the U.S.
Tel. (719) 457-0820 outside the U.S.
Replay Access Code: 933369

INCOME STATEMENT

	Third Quarter			Nine months		
	30-Sep-04 US$ Thousand*	30-Sep-04 Ps. Thousand	30-Sep-03 Ps. Thousand	30-Sep-04 US$ Thousand*	30-Sep-04 Ps. Thousand	30-Sep-03 Ps. Thousand
Operating Income						
Leasing Revenues	3,215	36,905	127,392	25,207	289,372	392,278
Sale of developed properties	3,479	39,935	166	6,624	76,042	5,321
Services to third parties	6,501	74,627	36,307	11,893	136,533	129,411
Sale of Industrial Property and sale of shares	(50)	(575)	-	155,337	1,783,266	-
Total Revenues	**13,144**	**150,891**	**163,865**	**199,060**	**2,285,212**	**527,010**
Costs						
Leasing						
Real estate tax	652	7,490	11,425	3,061	35,143	35,842
Maintenance	186	2,138	4,557	715	8,209	14,057
Other	239	2,747	7,263	932	10,702	13,151
Subtotal leasing	1,078	12,375	23,245	4,709	54,055	63,049
Developed property	2,726	31,290	170	4,488	51,517	2,953
Services to third parties	907	10,415	17,051	3,820	43,851	50,272
Sale of Industrial Properties	57	650	0	147,214	1,690,011	0
Total costs	4,767	54,730	40,466	160,229	1,839,434	116,274
Gross Income	**8,376**	**96,161**	**123,399**	**38,831**	**445,777**	**410,736**
Operating Expenses						
Administrative expenses	2,465	28,298	15,477	5,775	66,295	45,516
Selling expenses	(3)	(36)	-	-	0	-
EBITDA	**5,915**	**67,900**	**107,922**	**33,056**	**379,482**	**365,220**
Depreciation	1,812	20,798	30,661	7,926	90,988	91,383
Amortization	141	1,621	5,563	966	11,094	14,638
write down		21,276	0		21,276	
Operating Income	**2,108**	**24,205**	**71,698**	**22,310**	**256,123**	**259,198**
Integral Cost of Financing						
Interest Expense	1,947	22,347	76,567	14,013	160,875	222,379
Interest Income	(285)	(3,275)	(2,821)	(638)	(7,321)	(8,357)
Exchange income, net	(570)	(6,538)	184,627	2,465	28,302	209,778
Gain on monetary position	(410)	(4,709)	(36,511)	(4,643)	(53,297)	(72,275)
	682	**7,825**	**221,862**	**11,198**	**128,558**	**351,525**
Other income	2,746	31,528	(599)	2,764	31,731	(2,046)
Income (loss) before provisions for taxes	**(1,319)**	**(15,148)**	**(150,763)**	**8,348**	**95,835**	**(94,374)**
Provisions:						
Income taxes	1,699	19,507	(2,363)	-	19,507	14,125
Deferred taxes	(3,471)	(39,846)	(31,282)	(138)	(1,585)	(40,333)
Asset tax	765	8,785	5,366	2,047	23,500	17,100
Income (loss) before equity in results of affiliates	**(313)**	**(3,594)**	**(122,483)**	**4,740**	**54,413**	**(85,266)**
Equity in income (loss) from affiliated companies	236	2,711	(1,677)	617	7,079	8,705
Net (loss) income apllicable to minority stockholders	798	9,158	(2,758)	848	9,731	(8,872)
Net (loss) income	**721**	**8,275**	**(126,919)**	**6,204**	**71,223**	**(85,434)**

Average exchange rate US$ 1.00 = Ps. 11.48

BALANCE SHEET

	3Q04 (US$ Thousand)	3Q04 (Ps. Thousand)	2Q04 (Ps. Thousand)
ASSETS			
Current Assets:			
Cash and cash equivalents	6,777	76,443	291,495
Accounts receivable, net	17,265	194,752	261,764
Receivables from related parties	10,271	115,856	112,037
Housing Inventories	21,783	228,298	188,477
Prepaid expenses	1,779	20,062	19,143
Total Current Assets	**57,874**	**635,411**	**872,916**
Fixed Assets			
Investments in shares of affiliated companies	4,141	46,712	43,473
Trusts	1,715	19,342	19,628
Property held for lease, net	142,740	1,627,518	1,656,779
Building and equipment, net	11,359	128,134	128,094
Other Assets	7,005	79,016	106,544
Prepaid tax	19,288	217,566	177,605
TOTAL ASSETS	[illegible]	[illegible]	[illegible]
LIABILITIES			
Current Liabilities:			
Bank loans and current portfolio of LT debt	8,546	98,535	55,559
Other accounts payable and acurred liabilities	16,245	187,306	410,726
Affiliates	4,583	52,840	53,047
Guaranty deposits	2,509	28,924	25,338
Income tax payable	0	0	14,715
Lease liabilities	5,324	61,390	105,685
Total Current Liabilities	**37,207**	**428,994**	**665,069**
Long - Term Liabilities:			
Long - term debt	89,009	1,026,272	1,023,858
Deferred income tax	7,691	88,673	84,437
Convertibles Peabody	0	0	32,932
TOTAL LIABILITIES	**133,906**	**1,543,939**	**1,806,297**
Common stock	4,957	57,154	58,000
Restatement	13,636	157,225	156,409
Additional paid-in capital	89,684	1,034,051	1,034,194
Income (loss) of period	6,177	71,223	62,948
Accumulated losses	(16,703)	(192,590)	(192,617)
Cumulative restatement effect	629	7,254	0
Cumulative deferred income tax	5,917	68,224	68,232
Minority interest	626	7,216	11,575
Conversion	5,293		
TOTAL STOCKHOLDERS' EQUITY	**110,216**	**1,209,758**	**1,198,741**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	[illegible]	[illegible]	[illegible]

Exchange rate using for Assets was US$ 1.00 = Ps. 11.28

Exchange rate using for Liabilities was US$ 1.00 = Ps. 11.53

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
TO SEPTEMBER 30, 2004 AND 2003
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,753,697**	**100**	**5,283,382**	**100**
2	**CURRENT ASSETS**	635,410	23	402,040	8
3	CASH AND TEMPORARY INVESTMENTS	76,443	3	265,489	5
4	CUSTOMERS AND ACCOUNTS RECEIVABLE (NET)	109,170	4	33,043	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	201,439	7	57,790	1
6		228,296	8	0	0
7	OTHER ASSETS	20,062	1	45,718	1
8	**LONG TERM**	66,052	2	32,117	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENTS IN SHARES OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	66,052	2	32,117	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTIES, PLANT AND EQUIPMENT (NET)**	1,755,653	64	4,487,469	85
13	PROPERTIES	2,393,058	87	4,845,977	92
14	MACHINERY AND EQUIPMENT	0	0	0	0
15	OTHER EQUIPMENT	237,514	9	132,249	3
16	ACCRUED DEPRECIATION	902,023	33	514,242	10
17	CONSTRUCTIONS IN	27,104	1	23,485	0
18	**DEFERRED ASSETS (NET)**	296,582	11	361,756	7
19	**OTHER ASSETS**	0	0	0	0
20	**TOTAL LIABILITIES**	**1,543,940**	**100**	**4,097,070**	**100**
21	**CURRENT LIABILITIES**	367,605	24	305,797	7
22	PROVIDERS	64,729	4	18,887	0
23	BANK CREDITS	65,502	4	127,639	3
24	STOCK EXCHANGE CREDITS	0	0	0	0
25	TAXES PAYABLE	0	0	4,826	0
26	OTHER LIABILITIES	237,374	15	154,445	4
27	**LONG-TERM LIABILITIES**	1,087,661	70	3,735,472	91
28	BANK CREDITS	953,507	62	3,191,270	78
29	STOCK EXCHANGE CREDITS	0	0	0	0
30	OTHER CREDITS	134,154	9	544,202	13
31	**DEFERRED CREDITS**	88,674	6	7,178	0
32	**OTHER LIABILITIES**	0	0	48,623	1
33	**BOOK CAPITAL**	**1,209,757**	**100**	**1,186,312**	**100**
34	**MINORITY INTEREST**	7,216	1	45,026	4
35	**MAJORITY BOOK CAPITAL**	1,202,541	99	1,141,286	96
36	CAPITAL CONTRIBUTED	1,248,430	103	1,248,522	105
37	CAPITAL PAID IN	57,154	5	57,154	5
38	CAPITAL ADJUSTMENT	157,225	13	157,240	13
39	PREMIUM FROM SALES OF	1,034,051	85	1,034,128	87
40	CONTRIBUTIONS FOR FUTURE INCREASES OF	0	0	0	0
41	**CAPITAL GAINED (LOST)**	(45,889)	(4)	(107,236)	(9)
42	ACCRUED RESULTS AND RESERVE FOR	(320,085)	(26)	(280,563)	(24)
43	RESERVE FOR REPURCHASE OF	127,495	11	107,029	9
44	EXCESS (SHORTAGE) IN THE ADJUSTMENT OF BOOK CAPITAL	75,478	6	151,737	13
45	**NET RESULT OF THE PERIOD**	71,223	6	(85,439)	(7)

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

STATEMENT OF FINANCIAL POSITION — CONSOLIDATED
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos)

Final Printout

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
		Amount	%	Amount	%
3	**CASH AND TEMPORARY INVESTMENTS**	**76,443**	**100**	**265,489**	**100**
46	CASH	68,709	90	91,501	34
47	INVESTMENTS	7,734	10	173,988	66
18	**DEFERRED CHARGES**	**296,582**	**100**	**361,756**	**100**
48	AMORTIZABLE EXPENSES	79,016	27	164,912	46
49	COMMERCIAL CREDIT	0	0	0	0
50	DEFERRED TAXES	217,566	73	196,574	54
51	OTHER	0	0	270	0
21	**CURRENT LIABILITIES**	**367,605**	**100**	**305,797**	**100**
52	LIABILITIES IN CURRENCY	30,959	8	242,475	79
53	LIABILITIES IN CURRENCY	336,646	92	63,322	21
24	**SHORT-TERM STOCK EXCHANGE CREDITS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	MEDIUM-TERM PROMISSORY NOTE	0	0	0	0
56	CURRENT PORTION OF	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**237,374**	**100**	**154,445**	**100**
57	OTHER CURRENT LIABILITIES WITH	52,840	22	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	184,534	78	154,445	100
27	**LONG-TERM LIABILITIES**	**1,087,661**	**100**	**3,735,472**	**100**
59	LIABILITIES IN CURRENCY	1,041,662	96	3,677,175	98
60	LIABILITIES IN CURRENCY	45,999	4	58,297	2
29	**LONG-TERM STOCK EXCHANGE CREDITS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM-TERM PROMISSORY NOTES		0	0	0
30	**OTHER CREDITS**	**134,154**	**100**	**544,202**	**100**
63	OTHER CREDITS WITH	0	0	504,868	93
64	OTHER CREDITS WITHOUT	134,154	100	39,334	7
31	**DEFERRED CREDITS**	**88,674**	**100**	**7,178**	**100**
65	COMMERCIAL CREDIT	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHER	88,674	100	7,178	100
32	**OTHER LIABILITIES**	**0**	**100**	**48,623**	**100**
68	RESERVES		0	0	0
69	OTHER LIABILITIES		0	48,623	100
44	**EXCESS (SHORTAGE) IN THE ADJUSTMENT OF BOOK CAPITAL**	**75,478**	**100**	**151,737**	**100**
70	ACCRUED RESULT BY POSITION	7,254	10	7,809	5
71	RESULT FROM HOLDING NON-MONETARY ASSETS	68,224	90	143,928	95

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
OTHER ITEMS
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR	QUARTER, PRIOR YEAR
		Amount	Amount
72	WORKING CAPITAL	267,805	96,243
73	FUND FOR PENSIONS AND PREMIUM OF	394	413
74	NUMBER OF EXECUTIVES	0	6
75	NUMBER OF EMPLOYEES	71	69
76	NUMBER OF WORKERS (*)	0	0
77	NUMBER OF OUTSTANDING SHARES	125,540,698	125,540,698
78	NUMBER OF SHARES REPURCHASED	0	0

(*) DATA IN UNITS

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
FROM JANUARY 1 TO SEPTEMBER 30, 2004 AND 2003
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,285,212**	**100**	**527,061**	**100**
2	COST OF	1,839,434	80	116,284	22
3	**GROSS RESULT**	**445,778**	**20**	**410,777**	**78**
4	EXPENSES OF	189,653	8	151,552	29
5	**OPERATING RESULT**	**256,125**	**11**	**259,225**	**49**
6	INTEGRAL FINANCING COST	128,559	6	351,559	67
7	**RESULT AFTER INTEGRAL FINANCING COST**	**127,566**	**6**	**(92,334)**	**(18)**
8	OTHER FINANCIAL TRANSACTIONS	31,731	1	2,046	0
9	**RESULT BEFORE TAXES AND PROFIT SHARING**	**95,835**	**4**	**(94,380)**	**(18)**
10	PROVISION FOR TAXES AND	41,422	2	(9,107)	(2)
11	**NET RESULT AFTER TAXES AND PROFIT SHARING**	**54,413**	**2**	**(85,273)**	**(16)**
12	PROFIT SHARING OF AND NON-CONSOLIDATED ASSOCIATES	7,077	0	8,705	2
13	**NET RESULT FROM CONTINUOUS OPERATIONS**	**61,490**	**3**	**(76,568)**	**(15)**
14	RESULT FROM OPERATIONS (NET)	0	0	0	0
15	**NET RESULT BEFORE EXTRAORDINARY ITEMS**	**61,490**	**3**	**(76,568)**	**(15)**
16	EXTRAORDINARY ITEMS, EXPENSE (INCOME)	0	0	0	0
17	EFFECT AT THE BEGINNING OF THE PERIOD FROM CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	0	0
18	**NET RESULT**	**61,490**	**3**	**(76,568)**	**(15)**
19	MINORITY INTEREST	(9,733)		8,871	2
20	**NET MAJORITY RESULT**	**71,223**	**3**	**(85,439)**	**(16)**

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

STATEMENT OF INCOME **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,285,212**	**100**	**527,061**	**100**
21	DOMESTIC	2,285,212	100	527,061	100
22	FOREIGN			0	0
23	CONVERSION TO DOLLARS	198,714	9	40,397	8
6	**INTEGRAL FINANCING COST**	**128,559**	**100**	**351,559**	**100**
24	INTEREST PAID	160,875	125	222,398	63
25	EXCHANGE LOSS	28,302	22	282,349	80
26	INTEREST GAINED	7,321	6	8,357	2
27	EXCHANGE GAIN	0	0	72,551	21
28	RESULT BY POSITION	(53,297)	(41)	(72,280)	(21)
42	LOSS FROM UDI'S ADJUSTMENT	0	0	0	0
43	GAIN FROM UDI'S ADJUSTMENT	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**31,731**	**100**	**2,046**	**100**
29	OTHER EXPENSES AND (PROCEEDS)	31,731	100	2,046	100
30	LOSS (PROFIT) FROM SALES OF SHARES	0	0	0	0
31	LOSS (PROFIT) FROM SALES OF TEMPORARY INVESTMENT	0	0	0	0
10	**PROVISION FOR TAXES AND PROFIT SHARING**	**41,422**	**100**	**(9,107)**	**100**
32	INCOME TAX	19,507	47	31,229	343
33	DEFERRED INCOME TAX	23,500	57	(40,336)	(443)
34	PROFIT SHARING	(1,585)	(4)	0	0
35	DEFERRED PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

STATEMENT OF INCOME **CONSOLIDATED**
OTHER INCOME ITEMS
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR	QUARTER, PRIOR YEAR
		Amount	Amount
36	TOTAL SALES	2,285,213	527,062
37	TAX RESULT OF	0	0
38	NET SALES (**)	2,389,181	700,304
39	OPERATING RESULT	428,460	357,632
40	NET MAJORITY RESULT (**)	40,981	(84,060)
41	NET RESULT (**)	88,943	(81,119)

(**) INFORMATION OF THE LAST TWELVE MONTHS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

QUARTERLY STATEMENT OF INCOME **CONSOLIDATED**
FROM JULY 1 TO SEPTEMBER 30, 2004 AND 2003
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**150,891**	**100**	**163,881**	**100**
2	COST OF	54,730	36	40,469	25
3	**GROSS RESULT**	**96,161**	**64**	**123,412**	**75**
4	EXPENSES OF	71,957	48	51,705	32
5	**OPERATING RESULT**	**24,204**	**16**	**71,707**	**44**
6	INTEGRAL FINANCING COST	7,825	5	221,884	135
7	**RESULT AFTER INTEGRAL FINANCING COST**	**16,379**	**11**	**(150,177)**	**(92)**
8	OTHER FINANCIAL TRANSACTIONS	31,528	21	600	0
9	**RESULT BEFORE TAXES AND PROFIT SHARING**	**(15,149)**	**(10)**	**(150,777)**	**(92)**
10	PROVISION FOR TAXES AND	(11,554)	(8)	(28,281)	(17)
11	**NET RESULT AFTER TAXES AND PROFIT SHARING**	**(3,595)**	**(2)**	**(122,496)**	**(75)**
12	PROFIT SHARING OF AND NON-CONSOLIDATED ASSOCIATES	2,711	2	(1,677)	(1)
13	**NET RESULT FROM CONTINUOUS OPERATIONS**	**(884)**	**(1)**	**(124,173)**	**(76)**
14	RESULT FROM OPERATIONS (NET)	0	0	0	0
15	**NET RESULT BEFORE EXTRAORDINARY ITEMS**	**(884)**	**(1)**	**(124,173)**	**(76)**
16	EXTRAORDINARY ITEMS, EXPENSE (INCOME)	0	0	0	0
17	EFFECT AT THE BEGINNING OF THE PERIOD FROM CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	0	0
18	**NET RESULT**	**(884)**	**(1)**	**(124,173)**	**(76)**
19	MINORITY INTEREST	(9,158)	(6)	2,759	2
20	**NET MAJORITY RESULT**	**8,274**	**5**	**(126,932)**	**(77)**

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

QUARTERLY STATEMENT OF INCOME **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**150,891**	**100**	**163,881**	**100**
21	DOMESTIC	150,891	100	163,881	100
22	FOREIGN	0	0		
23	CONVERSION TO DOLLARS	13,121	9	12,261	7
6	**INTEGRAL FINANCING COST**	**7,825**	**100**	**221,884**	**100**
24	INTEREST PAID	22,347	286	76,574	35
25	EXCHANGE LOSS	0	0	222,189	100
26	INTEREST GAINED	3,275	42	2,821	1
27	EXCHANGE GAIN	6,538	84	37,544	17
28	RESULT BY POSITION	(4,709)	(60)	(36,514)	(16)
42	LOSS FROM UDI'S ADJUSTMENT	0	0	0	0
43	GAIN FROM UDI'S ADJUSTMENT	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**31,528**	**100**	**600**	**100**
29	OTHER EXPENSES AND (PROCEEDS)	31,528	100	600	100
30	LOSS (PROFIT) FROM SALES OF SHARES	0	0	0	0
31	LOSS (PROFIT) FROM SALES OF TEMPORARY INVESTMENT	0	0	0	0
10	**PROVISION FOR TAXES AND PROFIT SHARING**	**(11,554)**	**100**	**(28,281)**	**100**
32	INCOME TAX	28,292	245	3,002	11
33	DEFERRED INCOME TAX	(39,846)	(345)	(31,283)	(111)
34	PROFIT SHARING	0	0	0	0
35	DEFERRED PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

STATEMENT OF CHANGES IN FINANCIAL POSITION **CONSOLIDATED**
FROM JANUARY 1 TO SEPTEMBER 30, 2004 AND 2003
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER CURRENT YEAR	QUARTER PRIOR YEAR
		Amount	Amount
1	**NET RESULT**	**61,490**	**(76,568)**
2	+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE OF RESOURCES	96,778	392,049
3	**CASH FLOW ARISING FROM THE NET RESULT OF THE PERIOD**	**158,268**	**315,481**
4	CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL	(304,929)	(121,410)
5	**RESOURCES GENERATED (USED) BY OPERATIONS**	**(146,661)**	**194,071**
6	CASH FLOW ARISING FROM THIRD-PARTY FINANCING	(2,255,047)	444,580
7	CASH FLOW ARISING FROM OWN FINANCING	0	(23,871)
8	**RESOURCES GENERATED (USED) BY FINANCING**	**(2,255,047)**	**420,709**
9	**RESOURCES GENERATED (USED) BY INVESTMENT ACTIVITIES**	**2,254,378**	**(468,395)**
10	NET INCREASE (DECREASE) IN CASH TEMPORARY INVESTMENTS	(147,330)	146,385
11	CASH AND TEMPORARY INVESTMENTS AT THE BEGINNING OF THE PERIOD	223,773	119,104
12	CASH AND TEMPORARY INVESTMENTS AT THE END OF THE PERIOD	76,443	265,489

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

STATEMENT OF CHANGES IN FINANCIAL POSITION CONSOLIDATED
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER CURRENT YEAR Amount	QUARTER PRIOR YEAR Amount
2	**+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE OF RESOURCES**	**96,778**	**392,049**
13	+ DEPRECIATION AND AMORTIZATION OF THE	123,358	106,031
14	+ (-) NET INCREASE (DECREASE) IN REVALUATION FOR AND SENIORITY PREMIUM	0	0
15	+(-) NET LOSS (GAIN) IN	28,302	(72,280)
16	+(-) NET LOSS (GAIN) BY LIABILITIES AND ASSETS ADJUSTMENT	(53,297)	351,559
17	+(-) OTHER ITEMS	0	6,739
40	+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE	(1,585)	0
4	**CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL**	**(304,929)**	**(121,410)**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(64,492)	59,725
19	+(-) DECREASE (INCREASE) IN	(228,298)	0
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(51,913)	6,216
21	+(-) INCREASE (DECREASE) IN	(52,070)	(18,219)
22	+(-) INCREASE (DECREASE) IN OTHER	91,844	(169,132)
6	**CASH FLOW ARISING FROM THIRD-PARTY FINANCING**	**(2,255,047)**	**444,580**
23	+ TIME, BANK AND STOCK EXCHANGE FINANCING	0	0
24	+ TIME, BANK AND STOCK EXCHANGE FINANCING	0	435,037
25	+ DIVIDENDS	0	0
26	+ OTHER	(20,544)	103,083
27	(-) AMORTIZATION OF FINANCING	(2,234,503)	(54,770)
28	(-) AMORTIZATION OF FINANCING	0	0
29	(-) AMORTIZATION OF OTHER	0	(38,770)
7	**CASH FLOW ARISING FROM OWN FINANCING**	**0**	**(23,871)**
30	+(-) INCREASE (DECREASE) IN SOCIAL	0	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM FOR SALES OF	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	(23,871)
9	**RESOURCES GENERATED (USED) BY INVESTMENT ACTIVITIES**	**2,254,378**	**(468,395)**
34	+(-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(31,045)	0
35	(-) ACQUISITION OF REAL ESTATE, PLANT AND	2,199,993	(468,395)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALES OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALES OF FIXED ASSETS	78,883	0
39	+(-) OTHER ITEMS	6,547	0

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

RATIOS AND PROPORTIONS
CONSOLIDATED INFORMATION **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
	YIELD				
1	NET RESULT TO NET SALES	2.69	%	(14.53)	%
2	NET RESULT TO BOOK CAPITAL (**)	3.41	%	(7.37)	%
3	NET RESULT TO TOTAL ASSETS (**)	3.23	%	(1.54)	%
4	CASH DIVIDENDS TO NET RESULT OF PRIOR PERIOD	0.00	%	0.00	%
5	RESULT FROM MONETARY POSITION TO NET RESULT	86.68	%	(94.40)	%
	ASSETS				
6	NET SALES TO TOTAL ASSETS (**)	0.87	times	0.13	times
7	NET SALES TO FIXED ASSETS (**)	1.36	times	0.16	times
8	INVENTORY TURNOVER	0.09	times	0.00	times
9	DAYS OF SALES RECEIVABLE	11	days	15	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	12.98	%	8.73	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	56.07	%	77.55	%
12	TOTAL LIABILITIES TO BOOK CAPITAL	1.28	times	3.45	times
13	LIABILITIES IN FOREIGN CURRENCY TO TOTAL LIABILITIES	69.47	%	95.67	%
14	LONG TERM LIABILITIES TO FIXED ASSETS	61.95	%	83.24	%
15	OPERATING RESULT TO INTEREST PAID	1.59	times	1.17	times
16	NET SALES TO TOTAL LIABILITIES	1.55	times	0.17	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.73	times	1.31	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT	1.11	times	1.31	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.41	times	0.10	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	20.79	%	86.82	%
	STATEMENT OF CHANGES				
21	CASH FLOW ARISING FROM NET RESULT TO NET	6.93	%	59.86	%
22	CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL TO NET SALES	(13.34)	%	(23.04)	%
23	RESOURCES GENERATED (USED) BY OPERATION TO INTEREST PAID	(0.91)	times	0.87	times
24	THIRD PARTY FINANCING TO RESOURCES (USED) BY FINANCING	100.00	%	105.67	%
25	OWN FINANCING TO RESOURCES (USED) BY FINANCING	0.00	%	(5.67)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT WITH FUNDS GENERATED (USED) IN INVESTMENT ACTIVITIES	97.59	%	100.00	%

(**) INFORMATION OF THE LAST TWELVE MONTHS

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

FIGURES PER SHARE
CONSOLIDATED INFORMATION **Final Printout**

REF	ITEM	QUARTER, CURRENT YEAR			QUARTER, PRIOR YEAR		
		Amount			Amount		
1	BASIC EARNINGS PER COMMON SHARE (**)	$	.49		$	(.62)	
2	BASIC EARNINGS PER PREFERRED SHARE (**)	$	.00		$	.00	
3	DILUTED EARNINGS PER SHARE (**)	$	.00		$	.00	
4	CONTINUED OPERATING EARNINGS PER COMMON SHARE (COECS) (**)	$	.49		$	(.62)	
5	EFFECT OF DISCONTINUED OPERATIONS ON COECS (**)	$	.00		$	.00	
6	EFFECT OF WINDFALL PROFIT ON COECS (**)	$	.00		$	.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES IN COECS (**)	$	.00		$	.00	
8	BOOK VALUE PER SHARE	$	9.58		$	9.09	
9	ACCRUED CASH DIVIDEND PER SHARE	$	.00		$	.00	
10	STOCK DIVIDEND PER SHARE		.00	shares		.00	shares
11	MARKET PRICE (LAST QUOTE) AT BOOK VALUE		.68	times		.58	times
12	MARKET PRICE (LAST QUOTE) AT BASIC PER COMMON SHARE		13.26	times		(8.11)	times
13	MARKET PRICE (LAST QUOTE) AT BASIC PER PREFERRED SHARE		.00	times		.00	times

(**) INFORMATION OF THE LAST TWELVE MONTHS

COMMENTS AND ANALYSIS OF THE MANAGEMENT
CONCERNING THE OPERATING RESULTS AND FINANCIAL POSITION OF THE COMPANY
ADDENDUM 1 **CONSOLIDATED**
Final Printout

Luis Gutierrez Guajardo, General Director of G. Accion, declared "This year was very important for the Company, full of challenges and changes that made us participate in new sectors and continue satisfying our partners, customers and investors.

In the strategic association with Kimco, we continued growing, analyzing new proposals for investment and starting the development of commercial centers in the State of Mexico.

In the industrial association with AMB, we continued developing industrial buildings for inventory, which were well received by the potential customers in the area of San Martin Obispo, State of Mexico.

In the housing sector, we were well received by our customers and partners, as reflected in the soon to be delivery of our development located in Colonia Roma, Merida. To date, we are developing 904 units in various projects in the Federal District.

- The sale of must of our industrial portfolio made us liquidate the convertible bonds with The Peabody Group, and to reduce the debt of the Company by more than 57%. These new months reflect the results that confirm our commitment in the real estate industry with a growth of 4% in Ebidta, net profit of Ps. $71 million, interest coverage of 2.47x, as well as continued growth of our property portfolio through our strategic associations with AMB, Kimco and the Lar Group."
- This first half of 2004 has been marked by the significant sale of the industrial portfolio created by the company thanks to the association with The Peabody Group. This sale had the result not only of selling 45% of out total assets, which we continue managing, but also a significant reduction in the company's debt, by more than 57%, thus reducing the leverage level of the Company, keeping a simpler structure while keeping its relation with Peabody as its most important shareholder.

MAIN ACCOUNTING POLICIES

THE ACCOUNTING POLICIES OF THE COMPANIES ARE IN LINE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO, WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES, MAINLY IN THE DETERMINATION OF THE USE VALUE OF THE PROPERTIES, AND USE CERTAIN PREMISES TO DETERMINE THE VALUATION OF CERTAIN INDIVIDUAL ITEMS ON THE FINANCIAL STATEMENTS AND TO MAKE THE DISCLOSURES REQUIRED THEREIN. EVEN THOUGH IT MAY DIFFER FROM THEIR FINAL EFFECT, MANAGEMENT CONSIDERS THAT THE ESTIMATES AND PREMISES USED WERE APPROPRIATE UNDER THE CIRCUMSTANCES.

A SUMMARY OF THE MAIN ACCOUNTING POLICIES OF THE COMPANY IS GIVEN BELOW:

RECOGNITION OF THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION. THE CONSOLIDATED FINANCIAL STATEMENTS ACKNOWLEDGE THE EFFECTS OF INFLATION ACCORDING TO BULLETIN B-10. ALL FINANCIAL STATEMENTS AND THEIR RESPECTIVE NOTES ARE PRESENTED IN CONSTANT PESOS AT MARCH 31, 2004, TO MAKE THEM COMPARABLE WITH THE LATEST GENERAL BALANCE SHEET PRESENTED, SO THAT THE FIGURES OF THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR DIFFER FROM THOSE ORIGINALLY PRESENTED IN THE CURRENCY OF THE CORRESPONDING YEAR. CONSEQUENTLY, THE FIGURES OF THE FINANCIAL STATEMENTS ARE COMPARABLE BETWEEN THEM AND WITH THE PRIOR YEAR, SINCE THEY ARE ALL EXPRESSED IN THE SAME CURRENCY. THE FACTORS ARISING FROM THE NATIONAL CONSUMER PRICE INDEX (INPC) PUBLISHED BY THE BANK OF MEXICO, WERE APPLIED TO RE-EXPRESS THE FINANCIAL STATEMENTS IN CONSTANT PESOS.

TO RECOGNIZE THE EFFECTS OF INFLATION IN TERMS OF PURCHASING POWER OF THE CLOSING CURRENCY, THE FOLLOWING PROCEDURE WAS USED:

IN THE BALANCE SHEET:

THE PROPERTIES EARMARKED FOR SALE, NET OF DEPRECIATION, WERE ADJUSTED UNTIL DECEMBER 31, 1999, WITH FACTORS ARISING FROM INPC, FROM THEIR ACQUISITION OR CONSTRUCTION DATE. THESE PROPERTIES WERE VALUED AT THEIR ESTIMATED SALE VALUE, AND STARTING JANUARY 1, 2000, ARE CONSIDERED A MONETARY ITEM AND ARE NOT LIABLE TO BE ADJUSTED OR DEPRECIATED.

THE INVESTMENT IN ASSOCIATES IS VALUED BY THE EQUITY METHOD, AND IS ADJUSTED BASED ON THE ADJUSTED FINANCIAL STATEMENTS OF THE ASSOCIATES. THE OTHER PERMANENT INVESTMENTS IN WHICH THERE IS NO SIGNIFICANT INFLUENCE ARE POSTED AT ACQUISITION COST AND ARE ADJUSTED BY THE INPC.
PROPERTIES EARMARKED FOR LEASE AND LANDS, FURNITURE AND EQUIPMENT, THE OTHER ASSETS AND COMMERCIAL CREDIT, ARE POSTED AT CONSTRUCTION OR ACQUISITION COST, AND ARE ADJUSTED BY FACTORS ARISING FROM THE INPC UNTIL THE CLOSE OF THE LAST FISCAL YEAR; THEIR DEPRECIATION AND AMORTIZATION IS CALCULATED ACCORDING TO THE ESTIMATED USEFUL LIFE OF THE ASSETS OVER THE ADJUSTMENT VALUE OR TERM IN WHICH IT IS EXPECTED TO OBTAIN PROFIT FROM THE INVESTMENT.

THE CAPITAL CONTRIBUTED AND GAINED IS ADJUSTED BY FACTORS ARISING FROM INPC, FROM THE CONTRIBUTION OR GENERATION DATE, TO MARCH 31, 2004.

IN THE STATEMENT OF INCOME:

THE INCOME, COSTS AND EXPENSES ARE ADJUSTED FROM THE MONTH THEY OCCUR UNTIL MARCH 31, 2004, BASED ON FACTORS ARISING FROM THE INPC.

THE RESULT FROM MONETARY POSITION, WHICH REPRESENTS THE EROSION OF INFLATION OVER THE PURCHASING POWER OF THE MONETARY ITEMS, IS DETERMINED BY APPLYING TO THE NET ASSETS OR LIABILITIES AT THE BEGINNING OF EACH MONTH, THE INFLATION FACTOR ARISING FROM INPC, AND ADJUSTING AT MARCH 31, 2004 BY THE CORRESPONDING FACTOR. THE PROFIT IS THE RESULT OF MAINTAINING A NET LIABILITY MONETARY POSITION AND THE LOSS, IS THE RESULT OF MAINTAINING A NET ASSET MONETARY POSITION.

FINANCIAL INSTRUMENTS – BULLETIN C-2 “FINANCIAL INSTRUMENTS” REQUIRES THE RECORDING AS ASSETS AND LIABILITIES OF ALL THE EFFECTS OF THE FINANCIAL INSTRUMENTS CONTRACTED. AT MARCH 31, 2004, THERE WERE NO MODIFICATIONS IN THE FINANCIAL POSITION OF THE COMPANY AS A RESULT OF THE APPLICATION OF THIS BULLETIN.

CASH, REALIZABLE SECURITIES, AND RESTRICTED FUNDS- THE REALIZABLE SECURITIES ARE MAINLY REPRESENTED BY SHORT TERM INVESTMENTS VALUED AT MARKET VALUE (COST PLUS ACCRUED YIELD). RESTRICTED FUNDS MAINLY INCLUDE DEPOSITS WITH BANK OF AMERICA, WHICH ARE MANAGED BY GE CAPITAL UNTIL THEY ARE APPLIED BY THIS INSTITUTION TO THE SERVICE OF THE CORRESPONDING DEBT, OR TO THE CREATION OF RESERVES FOR VARIOUS PURPOSES RELATED WITH THE PROPERTIES, WHICH MAY BE USED BY THE COMPANY ONLY THROUGH GE CAPITAL.

OTHER ASSETS- THE OTHER ASSETS ARE MAINLY REPRESENTED BY COSTS INCURRED AT THE BEGINNING OF THE LEASES, AS IS THE CASE OF THE COMMISSIONS PAID TO REAL ESTATE BROKERS (INITIAL LEASE COST). THE INITIAL LEASE COSTS ARE AMORTIZED ACCORDING TO THE TERMS OF THE LEASES.

INCOME TAX AND EMPLOYEE PROFIT SHARING- THE COMPANY CALCULATES AND POSTS INCOME TAX (“ISR”), ASSET TAX (“IMPAC”) AND THE WORKERS PROFIT SHARING (“PTU”) BASED ON CURRENT TAX LEGISLATION AND BULLETIN D-4 “ACCOUNTING TREATMENT OF INCOME TAX, ASSET TAX AND WORKERS PROFIT SHARING,” WHICH WAS ENACTED ON JANUARY 1, 2000 AND REQUIRES THE KNOWLEDGE OF LIABILITIES AND ASSETS DUE TO DEFERRED TAXES, FOR ALL TEMPORARY DIFFERENCES APPEARING BETWEEN BOOK BALANCES AND THE TAX BALANCES OF THE ASSETS AND LIABILITIES. THE EFFECT OF ADOPTING THIS BULLETIN WAS DIRECTLY APPLIED TO THE INVESTMENT OF THE SHAREHOLDERS, AS ESTABLISHED IN SAID DECISION.

THE BALANCE OF DEFERRED TAXES FOR ISR IS CALCULATED CONSIDERING ALL TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX BALANCES. TO DETERMINE THE BALANCE OF THE DEFERRED TAX FOR PTU, ONLY TEMPORARY DIFFERENCES ARISING IN THE CONCILIATION BETWEEN THE NET PROFIT OF THE PERIOD AND THE TAXABLE PROFIT FOR PTU IS TAKEN INTO CONSIDERATION, WHICH IS EXPECTED TO BE REINVESTED WITHIN A DETERMINED PERIOD. AT DECEMBER 31, 2003, THERE ARE NO TEMPORARY DIFFERENCES REVERSED FOR PTU PURPOSES.

THE DEFERRED TAX APPLICABLE TO THE RESULTS OF THE PERIOD IS DETERMINED BY COMPARING THE INITIAL AND FINAL BALANCE OF THE DEFERRED TAXES.

LABOR OBLIGATIONS- SERVICIOS CORPORATIVOS G.C., S.A. DE C.V. AND SERVICIOS CORPORATIVOS ADMINISTRATIVOS EN CONSTRUCCION, S.A. DE C.V.,

SUBSIDIARIES PROVIDING PERSONNEL SERVICES TO THE OTHER COMPANIES OF THE GROUP, HAVE LABOR OBLIGATIONS FOR SENIORITY PREMIUMS, AS ESTABLISHED IN THE FEDERAL LABOR LAW.

THE POLICY OF THE COMPANIES IS TO CREATE A RESERVE EQUIVALENT TO 100% OF THE MAXIMUM LIABILITY FOR SENIORITY PREMIUM THAT, DUE TO THE LIMITED PERSONNEL OF THE COMPANY, IS CONSIDERED BY MANAGEMENT NOT TO SUBSTANTIALLY DIFFER FROM THE LIABILITY THAT WOULD BE OBTAINED FROM AN ACTUARIAL CALCULATION.

SEVERANCE INDEMNITIES PAID ARE CHARGED TO RESULTS WHEN THEY ARE MADE.

AT MARCH 31, 2004 AND 2003, THE SENIORITY PREMIUM RESERVE TOTALS $440 AND $419, RESPECTIVELY.

SECURITY DEPOSITS- THEY CONSIST MAINLY OF THE DEPOSITS OF THE LESSEES IN U.S. DOLLARS, TO GUARANTEE TIMELY PAYMENT OF RENT IN THE PREMISES OWNED BY THE COMPANIES, WHICH AMOUNTS ARE ONE TO TWO MONTHS OF RENT, ACCORDING TO THE CURRENT CONTRACTS.

RECOGNITION OF INCOME AND COSTS- INCOME AND COSTS FOR LEASES ARE RECOGNIZED AS THE RENT ACCRUES AND THE COSTS ARE INCURRED, RESPECTIVELY.

INCOME AND COSTS FROM SALES OF PROPERTIES ARE RECOGNIZED BY THE METHOD OF ECONOMIC PROGRESS OF THE SITE, OR FROM THE DATE THE PURCHASE AND SALE CONTRACTS ARE SIGNED AND CERTAIN REQUISITES ARE MET. FURTHERMORE, THE ASSIGNMENT OF COMMON COSTS IS POSTED CONSIDERING THE RELATIVE SALES VALUE.

SERVICES TO THIRD PARTIES BASICALLY CONSIST OF INCOME RELATED TO PARKING, CONSULTING SERVICES AND CONSTRUCTION SUPERVISION, WHICH ARE POSTED AS THEY ACCRUE, ACCORDING TO THE CONTRACTS SIGNED WITH THE CUSTOMERS.

INTEGRAL FINANCING RESULT- THE INTEGRAL FINANCING RESULT INCLUDES ALL ITEMS OR FINANCIAL EXPENSES, AS WELL AS INTEREST, EXCHANGE RESULTS AND MONETARY POSITION, AS THEY OCCUR OR ACCRUE.

TRANSACTIONS IN FOREIGN CURRENCY ARE POSTED AT THE RATE OF EXCHANGE VALID ON THE DATE OF THE TRANSACTION AND THE ASSETS AND LIABILITIES IN FOREIGN CURRENCY ARE ADJUSTED AT THE RATE OF EXCHANGE VALID AT MARCH 31, 2004, AFFECTING THE RESULTS AS PART OF THE INTEGRAL FINANCING RESULT.

(LOSS) PROFIT PER SHARE- THE (LOSS) PROFIT PER SHARE OF EACH PERIOD HAS BEEN CALCULATED BY DIVIDING THE NET MAJORITY PROFIT BY THE WEIGHTED AVERAGE OF THE OUTSTANDING SHARES IN EACH PERIOD.

4001000 FISO/F 6231 BCO. DEL ATLANTICO
G. Accion y Cias. Subsidiarias, S.A. de C.V.
Properties for Lease
Calculated as of October 31, 2004

	Historic amount					Amortization		
	2002	2003	2004	Accrued	Adjusted investment	Historic	Adjusted	Book value
595_Land F-6231		15,256,577.17		15,256,577.17	15,292,305.20			30,548,882.37
Land		15,256,577.17		15,256,577.17	15,292,305.20			30,548,882.37
Total Lease		15,256,577.17		15,256,577.17	15,292,305.20			30,548,882.37

	Investment date				
	Month	Year	Contract term	Months amortized	Factor
595_Land F-6231	5	96	0	0	1.0399
Land	5	96	0	0	1.0399
Total Lease	5	96	0	0	1.0399

				Effects on				
	Adj. Accrued Investment	Hist. accrued amort.	Adjusted accrued amort	Historic results	Adjusted results	RETAM Investment	RETAM amortization	Net book value
595_Land F-6231	31,767,782.78	0.00	0.00	0.00	0.00	1,218,900.41		31,767,782.78
Land	31,767,782.78	0.00	0.00	0.00	0.00	1,218,900.41		31,767,782.78
Total Lease	31,767,782.78	0.00	0.00	0.00	0.00	1,218,900.41		31,767,782.78

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

LIST OF INVESTMENTS IN SHARES

ADDENDUM 3 **CONSOLIDATED**
Final Printout

NAME OF THE COMPANY (1)		MAIN ACTIVITY	No. OF SHARES	% of HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	VALOR ACTUAL (3)
SUBSIDIARIES						
1	SERVICIOS CORPORATIVOS GC, S.A. DE C.V.	SERVICE COMPANY	9,990	99.90	9,990	(3,634)
2	SERVICIO DE ADMINISTRACION DE RENTAS, S.A. DE C.V.	SERVICE COMPANY	49,999	99.90	50	29,892
3	INMOBILIARIA ACCION DEL CENTRO, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	(24,571)
4	CONSTRUCTORA E INMOB. ZURICH, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	18,503,500	99.99	18,504	23,790
5	INMOBILIARIA FIRPO FIESTA COAPA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	52,558,229	99.99	53,979	278,396
6	INMOBILIARIA PLAZA OPCION ALTAVISTA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	77,965,190	99.99	100,740	289,114
7	GACCION COMERCIAL 1, S. DE R.L. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	49	51
8	OPCION JAMANTAB, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	11,834,839	99.99	19,681	28,705
9	CORPORATIVO OPCION SANTA FE II, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	42,234,211	99.99	70,198	252,680
10	MONTES URALES III, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	22,230,384	89.29	36,899	34,007
11	OPCION SANTA FE III, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	72,389,521	99.99	77,058	243,213
12	OPCION LA FE, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	30,194,000	99.99	30,194	106,967
13	PROYECTO COMERCIAL ACCION, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	6,437,063	99.99	6,437	(23,721)
14	INMOBILIARIA TOTOLOPALTONGO, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	26,084
15	INMOBILIARIA OPCION LOS NOGALES, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	38,504,279	99.89	38,504	43,650
16	GACCION INDUSTRIAL 1, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	51
17	RECINTO GRUPO INMOBILIARIO, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	11,552,000	99.99	19,524	37,252
18	GA-HS, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1,423,255	92.50	1,423	3,938

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER:**3** YEAR: **2004**

LIST OF INVESTMENTS IN SHARES

ADDENDUM 3

PAGE 2
CONSOLIDATED
Final Printout

	NAME OF THE COMPANY (1)	MAIN ACTIVITY	No. OF SHARES	% OF HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	VALOR ACTUAL (3)
19	GACCION VIVIENDA I, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	1,287,000	90.00	1,287	1,328
20	GACCION VIVIENDA II, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	1,080,000	90.00	1,080	720
21	GACCION VIVIENDA III, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	49	(25)
22	GACCION VIVIENDA IV, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	3,060,000	90.00	3,060	2,091
23	SERVICIOS CORP. ADMINISTRATIVOS EN CONSTRUCCION	SERVICE COMPANY	17,000	99.99	17	127
24	GALERIA DE GALERIAS SAN ANGEL, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	6,577,569	99.86	6,578	6,137
25	CENTRAL PARKING SYSTEM MEXICO, S.A. DE C.V.	PARKING LOT OPERATOR	25,000	50.00	25	0
26	GACCION ALTAMIRANO S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1,172,700	90.00	1,172	1,172
27	GACCION VIVIENDA V, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	940,700	91.49	940	940
28	GACCION VIVIENDA VI, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	2,700	90.00	2,700	2,700
29	GACCION VIVIENDA VII, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	2,700	90.00	2,700	2,700
30	OTHER SUBSIDIARIES (4) (NO. OF SUBS.:)		1	0.00	0	0
TOTAL INVESTMENTS IN SUBSIDIARIES					**502,988**	**1,363,754**
AFFILIATES						
1	FIDEICOMISO F-3959 BANCO DEL ATLANTICO, S.A.	PROPERTY PURCHASE AND SALE AND LEASING	3,378,176	6.70	14,274	8,542
2	INMOB. PLAZA OPCION DE LOS INSURGENTES, SA DE CV	PROPERTY PURCHASE AND SALE AND LEASING	10,802,441	37.09	11,757	1,092
3	CUSHMAN & WAKEFIELD DE MEXICO, SA DE CV	REAL ESTATE AGENTS	25,000	50.00	25	15,474
4	SERVICIOS CORPORATIVOS PARA ESTACIONAMIENTOS, SA	SERVICE COMPANY	25,000	50.00	25	25
5	INMOBILIARIA BEGUT, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	2,500	50.00	2,229	2,840
6	AMB-ACCION SAN MARTIN OBISPO I, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	855	6,875

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

LIST OF INVESTMENTS IN SHARES

PAGE 3

ADDENDUM 3 **CONSOLIDATED**

Final Printout

	NAME OF THE COMPANY (1)	MAIN ACTIVITY	No. OF SHARES	% OF HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	VALOR ACTUAL (3)
7	AMB-ACCION CENTRO LOGISTICO PARQUE 1, S DE RL CV	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	1,501	358
8	AMB-ACCION SAN MARTIN OBISPO II, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	8,774	11,503
9	AMB-ACCION ALMACEN, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	1	1
10	AMC-ACCION YUCCA, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	1	0
11	OTHER INVESTMENTS		3,223,666	1.00	19,628	19,342
			0	0.00	0	0
TOTAL INVESTMENTS IN AFFILIATES					**59,070**	**66,052**
OTHER PERMANENT INVESTMENTS						**0**
TOTAL						**1,429,806**

OBSERVATIONS

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: GACCION
G. ACCION S.A. DE C.V.

ADDENDUM 05
CREDIT BREAKDOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2004

CONSOLIDATED
final printout

Type of Credit Institutions	Maturity Date	Interest Rate	Expressed in Pesos		Matured or Amortized. Expressed in Foreign Currency with Domestic Inst. (Thousands of $)						Matured or Amortized. Expressed in Foreign Currency with Foreign Inst. (Thousands of $)					
					Time Interval											
BANKS			Up to 1 Year	More than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
UNSECURED																
HSBC BANK MEXICO, S.A.	10/07//2007	11.01	10,043	33,746	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, S.A.	02/18/2004	9.65	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SECURED																
GE REAL ESTATE MEXICO SDERLC	11/01/2009	5.50	0	0	6,967	0	7,474	8,063	2,143	250,349	0	0	0	0	0	0
GE REAL ESTATE MEXICO SDERLC	11/01/2009	5.50	0	0	4,660	0	5,082	5,489	1,456	170,618	0	0	0	0	0	0
GE REAL ESTATE MEXICO SDERLC	11/01/2009	5.50	0	0	4,233	0	4,616	5,000	1,326	157,338	0	0	0	0	0	0
GE REAL ESTATE MEXICO SDERLC	11/01/2009	5.50	0	0	3,765	0	4,097	4,433	1,170	137,674	0	0	0	0	0	0
BANORTE	02/14/2011	8.05	0	0	6,538	0	7,208	7,633	8,084	64,705	0	0	0	0	0	0
SCOTIA BANK INVERLAT	08/29/2007	5.12	0	0	4,369	0	4,369	28,142	0	0	0	0	0	0	0	0
GE REAL ESTATE MEXICO SDERLC	11/01/2009	5.50	0	0	529	0	576	625	165	19,645	0	0	0	0	0	0
BBVA BANCOMER S.A.	07/31/2007	12.14	4,500	12,253	0	0	0	0	0	0	0	0	0	0	0	0
ENTITIES																
ARRENDADORA EL CAMINO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			34,543	45,999	30,959	0	33,422	59,405	14,352	800,329	0	0	0	0	0	0
PROVIDERS																
PROFESSIONAL SERVICES AND MA			25,138	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPMENT LEASING			33,033	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION SERVICES			6,558	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVIDERS			64,729	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES			237,374	0	0	0	134,154	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES, OTHER LOANS			**237,374**	**0**	**0**	**0**	**134,154**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: GACCION
G. ACCION S.A. DE C.V.

ADDENDUM 05
CREDIT BREAKDOWN
(THOUSANDS OF PESOS)

QUARTER: 3

YEAR: 2004

CONSOLIDATED
Final Printout

Type of Credit Institutions	Maturity Date	Interest Rate	Expressed in Pesos		Matured or Amortized, Expressed in Foreign Currency with Domestic Inst. (Thousands of $) Time Interval						Matured or Amortized, Expressed in Foreign Currency with Foreign Inst. (Thousands of $)					
BANKS			Up to 1 Year	More than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
			336,646	45,999	30,959	0	167,576	59,405	14,352	800,329	0	0	0	0	0	0
OBSERVATIONS																

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

POSITION IN FOREIGN CURRENCY
(Thousands of Pesos)

ADDENDUM 6 **CONSOLIDATED**
Final Printout

BALANCE	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
TOTAL ASSETS	21,681	291,377	0	0	291,377
LIABILITIES	**101,022**	**1,543,939**			**1,543,939**
	18,817		0	0	367,604
	82,205		0	0	1,176,335
NET BALANCE	**(79,341)**	**(1,252,562)**			**(1,252,562)**

OBSERVATIONS

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

INTEGRATION AND CALCULATION SCHEDULE OF RESULT IN MONETARY POSITION (1)
(Thousands of Pesos)

ADDENDUM 7

CONSOLIDATED
Final Printout

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	MONETARY POSITION (ASSETS) LIABILITIES	MONTHLY INFLATION	MONTHLY EFFECT (ASSETS) LIABILITIES
JANUARY	1,514,973	4,836,278	3,321,305	0.62	19,902
FEBRUARY	1,501,234	4,727,662	3,226,427	0.59	18,320
MARCH	1,520,030	4,741,560	3,221,530	0.40	12,407
APRIL	1,205,205	4,350,680	3,145,475	0.15	4,208
MAY	1,189,874	4,685,524	3,495,650	(0.25)	(6,896)
JUNE	1,004,892	4,587,359	3,582,467	0.16	2,104
JULY	1,000,895	1,503,951	503,056	0.26	1,308
AUGUST	945,983	1,485,555	539,572	0.61	3,291
SEPTEMBER	659,874	1,358,942	699,068	0.82	5,732
ADJUSTMENT:	0	0	0	0.00	(563)
CAPITALIZATION:	0	0	0	0.00	(6,529)
FOREIGN COMPANIES:	0	0	0	0.00	0
OTHER	0	0	0	0.00	13
TOTAL					**53,297**

OBSERVATIONS

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

BONDS, MEDIUM TERM PROMISSORY NOTES AND/OR COVENANTS LISTED ON THE STOCK EXCHANGE

ADDENDUM 8 **CONSOLIDATED**
Final Printout

FINANCIAL LIMITATIONS ACCORDING TO BOOK RECORDS FOR THE ISSUE AND/OR SECURITIES
N/A

CURRENT SITUATION OF FINANCIAL LIMITATIONS

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

ADDENDUM 9 **CONSOLIDATED**
Final Printout

PLANT OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% OF USE
N/A		0	0

OBSERVATIONS

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**

DIRECT RAW MATERIALS

ADDENDUM 10

CONSOLIDATED
Final Printout

DOMESTIC	MAIN PROVIDERS	IMPORT	MAIN PROVIDERS	NAT SUBST	% TOTAL PRODUCTION COST
N/A					

OBSERVATIONS

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: GACCION
G. ACCION S.A. DE C.V.

QUARTER: 3 YEAR: 2004

SALES DISTRIBUTION BY PRODUCT

ADDENDUM 11

DOMESTIC SALES

CONSOLIDATED
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MAIN PRODUCTS OR PRODUCT LINES	TOTAL PRODUCTION		SALES		% OF MARKET SHARE	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		BRANDS	CUSTOMERS
RENT				289,372			
CONSTRUCTION				1,859,308			
SERVICES				136,532			
TOTAL				2,285,212			

OBSERVATIONS

COMISIÓN NACIONAL BANCARIA Y DE VALORES

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2004**
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STRUCTURE OF PAID-IN CAPITAL

CHARACTERISTICS OF THE SHARES

	VALUE ($)	CURRENT COUPON	NUMBER OF SHARES				CAPITAL	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A		0	83,475,934	42,064,764		31,259,633	38,004	19,150
TOTAL			**83,475,934**	**42,064,764**	**0**	**31,259,633**	**38,004**	**19,150**

TOTAL SHARES OF PAID-IN CAPITAL AS OF THE DATE THE INFORMATION WAS SENT:
125,540,698

PROPORTION OF SHARES BY:

CPO's
T.VINC.
ADRS's:
GDRS's:
ADS's:
GDS's

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	AVERAGE REPURCHASE PRICE	QUARTERLY MARKET PRICE

OBSERVATIONS

Project Information
(Project, Amount Established and Progress Percentage)

ADDENDUM 13 **CONSOLIDATED**
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TO DATE G. ACCION IS INTRODUCING ITSELF TO THE MEDIUM, HIGH AND RESIDENTIAL HOUSING MARKET, WITH THE DIRECT PARTICIPATION OF 90% OF LOCAL RESOURCES AND PARTNERS, WHICH ALLOW IT TO QUICKLY GAIN MARKET SHARE.

THE INVESTMENT IS MADE IN MEXICO CITY, CURRENTLY THERE ARE 15 PROJECTS WITH AN APPROXIMATE INVESTMENT OF 1,010,200 PESOS EARMARKED FOR THE CONSTRUCTION OF 633 APARTMENTS.

THE MAIN PROJECTS ARE THE FOLLOWING:

PROJECT: MERIDA

SITE PROGRESS	95%
SALES	100%
DELIVERY DATE	NOVEMBER 2004

PROJECT: AMORES

SITE PROGRESS	13%
SALES	55%

PROJECT: ARQUIMIDES

SITE PROGRESS	30%
SALES	90%

PROJECT: ALTAMIRANO

SITE PROGRESS	10%
SALES	14%

FURTHERMORE, G. ACCION HAS ESTABLISHED STRATEGIC ASSOCIATION WITH AMERICAN REAL ESTATE INVESTMENT FUND WITH AN INVESTMENT PROPORTION OF 5 TO 10%

THESE ARE DEVELOPING INVESTMENT PROJECT FOR AN APPROXIMATE AMOUNT OF USD 200,000,000

Transactions in Foreign Currency and Conversion of the Financial Statements of Foreign Operations
(Information related to Bulletin B-15)

ADDENDUM 14 **CONSOLIDATED**
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THE MAIN TRANSACTIONS IN FOREIGN CURRENCY ARE AS FOLLOWS:

INCOME 181,668,477 DOLLARS EQUIVALENT TO $2,092,736,000 PESOS AND
EXPENSES 68,581,849 DOLLARS EQUIVALENT TO $781,583 PESOS.

* FIGURES IN THOUSANDS

THE MAIN INCOME TRANSACTIONS CONSIST OF LEASING OF BUILDINGS AND ADMINISTRATIVE SERVICES.

THE EXPENSES CORRESPOND TO CERTAIN LEASING COSTS, ADMINISTRATIVE EXPENSES, FINANCING EXPENSES AND OTHER MINOR EXPENSES

INCOME AND EXPENSES CORRESPOND TO THE TOTAL OF THE TRANSACTIONS CARRIED OUT IN US DOLLARS IN 2004. INCOME FROM LEASING IS POSTED TO THE ACCOUNTS AT THE AVERAGE RATE OF EXCHANGE OF EACH MONTH, WHOLE OTHER INCOME, COSTS AND EXPENSES ARE POSTED AT THE RATE OF EXCHANGE VALID ON THE DATE OF THE TRANSACTION.

(1) THIS ADDENDUM INCLUDES THE NOTE CORRESPONDING TO THE FIGURE OF THE BASIC FINANCIAL STATEMENT, AS WELL AS THEIR BREAKDOWN AND OTHER ITEMS.

(1) THIS ADDENDUM INCLUDES THE NOTE CORRESPONDING TO THE FIGURE OF THE BASIC FINANCIAL STATEMENT, AS WELL AS THEIR BREAKDOWN AND OTHER ITEMS